March 10, 2008

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Colin Innes, Chief Executive Officer
Skillstorm Online Learning, Inc.
601 Union Street, Suite 4500
Seattle, Washington 98101

**Re: Skillstorm Online Learning, Inc.
          Form 1-A, Amendment 10 filed February 08, 2008
          File No.: 24-10158**

Dear Mr. Innes:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>Part I. Notification, page 3</u>

<u>Item 1. Significant Parties, page 3</u>

<u>The Issuer's Officers, page 3</u>

1. Please indicate in this section who holds the designation "chief financial officer."

<u>Promoters of the Issuer, page 6</u>

2. Please reinsert in the list of promoters the name of Ted Williams, or advise.

Business and Properties
4(a), page 23

3. Please revise the table for any updates to the expected time periods and disclose the assumptions underlying them. We note that some time periods have expired based on previous amendments.

Signatures

4. Please revise the signature page to provide a signature by the chief financial officer and disclose beneath each signature any other capacity in which the individual is signing the offering statement.

5. Please remove from the signature page the typed name of Ted Williams and include a signature and date for each signatory.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
    Services

cc: Andrew Stolowitz, Esq.
  Fax: 206-262-9513